[Letterhead of BancorpSouth, Inc.]
August 10, 2010
Via EDGAR
Kathryn McHale
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BancorpSouth, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 001-12991
Dear Ms. McHale:
     We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated July 29, 2010 with respect to the above-referenced filing (the “Comment Letter”).
     As our outside legal counsel discussed with you today, the Company hereby requests an extension of time to respond to the Comment Letter. The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than August 19, 2010.
     If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at (662) 680-2422.

Sincerely,
/s/ Aubrey B. Patterson
Aubrey B. Patterson
Chairman of the Board and Chief Executive Officer

Enclosure

cc:	E. Marlee Mitchell, Esq.
David G. Wilson, Esq.